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SEC FILE NUMBER
8-67169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SageTrader, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

282 Grand Avenue, Suite #2
(No. and Street)

Englewood	NJ	07631
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Peters	212-668-8700	rpeters@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite #580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Mike Forsythe_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _SageTrader, LLC_ , as of _9/30_ , 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Michael Forsythe

Digitally signed by Michael Forsythe
DN: cn=Michael Forsythe, o=SageTrader, LLC, ou, email=mike.forsythe@sagetrader.com, c=US
Date: 2025.12.19 14:33:25 -05'00'

Title:
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SAGETRADER, LLC

STATEMENT OF FINANCIAL CONDITION

September 30, 2025

SAGETRADER, LLC
For the Year Ended September 30, 2025

Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sagetrader, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sagetrader, LLC (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sagetrader, LLC as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sagetrader, LLC's auditor since 2024.

Hauppauge, New York
December 19, 2025

Nawrocki Smith LLP

Statement of Financial Condition
September 30, 2025

ASSETS

Cash and cash equivalents	$	296,118
Due from clearing broker		4,213,499
Accounts receivable		1,427,505
Prepaid expenses		14,694
TOTAL ASSETS	$	5,951,816

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	3,723,294
Members' Equity		2,228,522
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,951,816

`

Notes to Financial Statement
For the Year Ended September 30, 2025

1. Organization and Nature of Business

On March 31, 2022 Sage Brokerage Holdings, LLC-the 100% owner and parent of SageTrader, LLC entered into a purchase and sale agreement wherein Bogert Investments, LLC ("Bogert") acquired a 20% equity interest in SageTrader, LLC with the remaining 80% equity interest to be acquired when the Financial Industry Regulatory Association ("FINRA") approved the Bogert Investments, LLC acquisition. On December 5, 2022 the acquisition was approved and Bogert Investments, LLC acquired the remaining 80% equity interest effective January, 2023. SageTrader, LLC (the "Company") is a Delaware Limited Liability Company formed in 2003. The Company is now wholly-owned by Bogert Investments, LLC ("Bogert"), its sole member.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of: FINRA, the CBOE Exchanges; (BZX, BYX, EDGA, EDGX), NYSE ARCA, Nasdaq and MIAX Pearl.

The Company has a clearing relationship with Clear Street, LLC ("Clear Street") and RQD. The clearing relationship with Clear Street is a direct relationship with the Company to support its execution and net trading business. The fully disclosed relationship with RQD is to support introduced customer business.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company's financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statement:

Cash and cash equivalents
Cash consists of cash on deposit and money market accounts with commercial banks which, at times, may exceed federally insured limits. Cash equivalents are "short-term, highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates". The Company has not experienced any losses in such accounts. At September 30, 2025 the Company's cash and cash equivalents do not exceed Federally insured limits.

Revenue Recognition

Revenue from Contracts with Customers
Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company generates and recognizes revenue from: 1) introduced customer commissions, 2) execution revenues/net profit riskless principal transactions, 3) Stock loan locate fees, and 4) routing income.

Commissions

Introducing commission revenue is generated by the Company as a non-carrying introducing broker dealer from introducing the customers' trades to other clearing brokers. The Company establishes the commission rate with the customer and ultimately sets the price and records commissions on a gross basis. In general, the commissions are charged to customers on the trade date by the clearing brokers.

Execution Revenue

Execution revenue comes from mark-up's charged to customers for orders directed to the Company for execution through broker-dealers with whom it has relationships and on the exchanges to which it is a member. The Company establishes the execution rate with the customer and passes through any exchange fee. Riskless principal transactions generate commission equivalent revenues when the Company executed limit orders directed by customers at or better than the customer's limit price while simultaneously finding the other side of the customer order in the market as a principal trade. The Company makes a small amount on the difference in the pricing of the trades but the customer is not charged an execution commission or any exchange fees on the transaction.

Stock Loan Locate Fees

The Company maintains Securities Lending agreements with several broker dealers (Velocity, Clear Street, Muriel Siebert) for the benefit of customers who as part of their trading strategies need to sell stocks short. Under these agreements they provide a daily machine readable "Easy to Borrow List" ("ETB") and provide "Locates" on securities, which are not on the ETB List. The customer is quoted a rate per share displayed in their trading platform. Should they decide to accept the locate, the Company is given a discounted rate by the broker dealer. These discounts range from 30%-50% of the rates quoted to the customer.

Routing Revenue

The Company also earns various types of revenue from order routing: 1) receipt of pass-through volume tier discounts on liquidity charges from executing brokers; 2) smart order routing (SOR) profits captured through utilizing a platform provided by LYNX Capital Partners of NJ LLC. Liquidity fee discounts are reflected on the Company's invoices received from executing brokers and exchanges. In some instances, this is offset by predetermined offset credits to customers on a per trade basis.

Revenues and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counter party and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because it is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership has been transferred to/from the customers.

CAT Fees

During the year ended September 30, 2025, the Company incurred CAT fees assessed by the Financial Industry Regulatory Authority ("FINRA") based on the Company's level of market activity and transaction volume. CAT fees are included in regulatory fees expense in the accompanying statement of income.

As of September 30, 2025, the Company had accrued CAT fees of approximately $295,000, which are included in accounts payable and accrued expenses in the accompanying statement of financial condition.

The Company may pass through a portion of CAT fees to customers in accordance with its customer agreements. Such amounts are recorded on a gross basis and included in commissions and fees revenue with a corresponding expense recognized for CAT fees.

Accounts Receivable

The Company's receivables include receivables due from other broker-dealers.

The Company's accounts receivable are carried at cost less the allowance for credit losses. Accounts receivables are generally due after the credit period as per agreement and are collected within 30 days of the month end in which they are posted.

The Company had an opening accounts receivable balance on October 1, 2024 of $1,205,331 and at September 30, 2025 the Company had a closing accounts receivable balance of $1,427,505.

Account balances outstanding longer than the contractual payment terms are considered past due. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until it is past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. Substantially all accounts receivable as of September 30, 2025 have been subsequently received as of the report date, and the Company has not recorded an allowance from credit losses.

Accounting for Income Taxes

The Company is a single member LLC and as such is treated as a disregarded entity for tax purposes with taxable income being included on its sole member's tax return. The Company has evaluated its uncertain tax positions as of September 30, 2025 and does not expect any material adjustments to be made. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Revenue Concentration

During the year ending September 30, 2025, the Company maintained one large execution customer and several broker-dealer execution clients. Commission revenue earned for the large customer including execution services and principal transactions amounted to $8,434,133 representing approximately 97% of the Company's commissions and execution revenue during the year.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On September 30, 2025, the Company had net capital of $786,323 after deductions for non-allowable assets. Net capital was $538,103 in excess of its required net capital of $248,200. The Company's aggregate indebtedness to net capital ratio was 473.51%

5. Clearing Firm Security Deposit

As of September 30, 2025 the Company had required clearing firm Security deposits of $50,000 at Clear Street and $250,000 at RQD. These amounts are included in Due from clearing broker on the Statement of Financial Condition.

6. Indemnifications

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company has issued no guarantees at September 30, 2025, or during the year then ended.

7. Occupancy

On January 1, 2023 the Company entered into a month-to-month office sharing agreement with Bogert Investments, LLC for the office in Englewood NJ. From October 1, 2024 through September 30, 2025, the Company paid Bogert Investments, LLC $48,000. This agreement is for as long as Lynx Trading Technologies (LTT) rents the existing premises. LTT signed a new two year lease on April 1, 2023.

8. Commitments, Contingencies, and Guarantees

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

9. Related Party Transactions

During the period of October 1, 2024 through September 30, 2025, the Company paid Lynx Trading Technologies, LLC, an affiliate of Leon Redensky, the ultimate owner of SageTrader, LLC, a total of $8,228,183 for data services, 2,000,000 for marketing, and 48,000 for rent . These amounts are included in technology market and data and occupancy on the statement of income and there is an accounts payable outstanding amount of $1,325,247 on the statement of financial condition.

During the period of October 1, 2024 through September 30, 2025, the Company paid to and received from TradePro Securities, an affiliate of Leon Redensky, the ultimate owner of SageTrader, LLC, funds for routing income in the amount of $307,888 and paid funds, too, in the amount of $39,975 for stock loan locate fees, stock loan license fees and commissions, as well as $89,962 For CAT fees. These amounts are on the statement of income and there is a receivable of $79,206 on the statement of financial condition.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of introducing commissions, execution revenue, stock loan fees, and routing revenue. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a consolidated basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the consolidated balance sheet as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

11. Subsequent Events

The Company's management has evaluated events and transactions through December 19, 2025, the date the financial statement were available to be issued, noting no material events requiring disclosure in the Company's financial statements.